UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 28 Pages

SCHEDULE 13D
CUSIP No. 366505105		Page 2 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.1% (2)
14	Type of reporting person (see instructions) PN

(1)

In its capacity as the direct owner of 718,622 shares of common stock, par value $0.001 per share of the Company (“Common Stock”) and 14,374,581 shares of Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”).

(2)

All calculations of percentage ownership herein are based on a total of 64,842,997 shares of Common Stock outstanding as of February 8, 2023, as reported on the Form 10-K filed with the SEC by the Company on February 14, 2023. All calculations are based on the shares of Common Stock and Series A Preferred Stock owned by the Reporting Person divided by the outstanding shares of Common Stock plus the shares of Series A Preferred Stock owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 366505105		Page 3 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.1%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 4 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.1%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 5 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Opps GTM Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 52,555,471 (1)
	8	Shared voting power None
	9	Sole dispositive power 52,555,471 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 52,555,471 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 44.8%
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 52,555,471 shares of Series A Preferred Stock.

SCHEDULE 13D
CUSIP No. 366505105		Page 6 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the manager of OCM Opps GTM Holdings, LLC and the general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 7 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 8 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number beneficially owned reporting of shares by each person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9.	Sole dispositive power 55,429,960 (1)
	10	Sole dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 9 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 10 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 11 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,997,965 (1)
	8	Shared voting power None
	9	Sole dispositive power 16,997,965 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 16,997,965 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.0%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the director of Oaktree Value Opportunities Fund GP Ltd. and director of Oaktree Phoenix Investment Fund GP Ltd.

SCHEDULE 13D
CUSIP No. 366505105		Page 12 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,997,965 (1)
	8	Shared voting power None
	9	Sole dispositive power 16,997,965 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 16,997,965 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.0%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 13 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas OCM Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,997,965 (1)
	8	Shared voting power None
	9	Sole dispositive power 16,997,965 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 16,997,965 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.0%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 14 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 15 of 28 Pages

1	Name of reporting persons. R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 72,427,925 (1)
	8	Shared voting power None
	9	Sole dispositive power 72,427,925 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 72,427,925 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 54.2%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 16 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brookfield Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 17 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BAM Partners Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.2%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation.

SCHEDULE 13D
CUSIP No. 366505105		Page 18 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Phoenix Investment Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,904,762 (1)
	8	Shared voting power None
	9	Sole dispositive power 1,904,762 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 1,904,762 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 1,904,762 shares of Series A Preferred Stock.

SCHEDULE 13D
CUSIP No. 366505105		Page 19 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Opportunities Fund Xb Holdings (Delaware) LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,874,489 (1)
	8	Shared voting power None
	9	Sole dispositive power 2,874,489 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 2,874,489 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.4%
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 2,874,489 shares of Common Stock.

SCHEDULE 13D
CUSIP No. 366505105		Page 20 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brookfield Asset Management ULC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Columbia, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,997,965
	8	Shared voting power None
	9	Sole dispositive power 16,997,965
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 16,997,965
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.0%
14	Type of reporting person (see instructions) OO

(1)	In its capacity as the indirect owner of Class A units of Atlas OCM Holdings, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 21 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Phoenix Investment Fund GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,904,762 (1)
	8	Shared voting power None
	9	Sole dispositive power 1,904,762 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 1,904,762 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Phoenix Investment Fund, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 22 of 28 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Phoenix Investment Fund GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,904,762
	8	Shared voting power None
	9	Sole dispositive power
	10	Shared dispositive power 1,904,762

11	Aggregate amount beneficially owned by each reporting person 1,904,762
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Phoenix Investment Fund, L.P.

CUSIP No. 366505105	Page 23 of 28 Pages

Item 1. Security and Issuer.

This Amendment No. 1 amends the Schedule 13D filed on May 14, 2021 (the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16 Rolle, Switzerland 1180. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 (a)-(c), (f) of the Schedule 13D is hereby amended and supplemented by adding the following as Reporting Persons:

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership (“Xb Holdings”), whose principal business is to act as a special purpose holding vehicle for securities, loans, private equity and other assets with a focus on distressed opportunities, in its capacity as the direct owner of 2,874,489 shares of Common Stock.

Brookfield Asset Management ULC, a British Columbia corporation, whose principal business is to serve as a holding company with respect to the global alternative asset management business including those conducted by Oaktree Capital Management, L.P., in its capacity as the indirect owner of class A units of Atlas. This entity is jointly held by Brookfield Corporation and Brookfield Asset Management Limited with each holding a 75% and 25% interest respectively.

Oaktree Phoenix Investment Fund GP, L.P., a Cayman Island limited partnership, whose principal business is to serve as, and perform the functions of, the general partner of Phoenix, in its capacity such.

Oaktree Phoenix Investment Fund GP Ltd., a Cayman Island exempted company, whose principal business is to serve as, and perform the functions of, the general partner of Phoenix, in its capacity such.

Annex A to the Schedule 13D is hereby amended to include the following:

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

The general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. is Oaktree Fund GP, LLC.

Brookfield Asset Management ULC

Brookfield Asset Management ULC is controlled by its board of directors.

Oaktree Phoenix Investment Fund GP, L.P.

The general partner of Oaktree Phoenix Investment Fund GP, L.P. is Oaktree Phoenix Investment Fund GP Ltd.

Oaktree Phoenix Investment Fund GP Ltd.

Oaktree Capital Management, L.P. is the director of Oaktree Phoenix Investment Fund GP Ltd.

Item 3. Source and Amount of Funds or Other Consideration.

2,874,489 shares of Common Stock acquired upon effectiveness of the Plan and previously attributed to OCM Opps GTM Holdings LLC (“GTM Holdings”), a subsidiary of Xb Holdings, are held of record by Xb Holdings.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On April 12, 2023, the Company entered into a Transaction Agreement (the “Transaction Agreement”) with Oaktree Value Opportunities Fund Holdings, L.P., GTM Holdings, Oaktree Phoenix Investment Fund LP and Xb Holdings (collectively, the “Investors”). The Transaction Agreement contemplates, among other things, the repurchase of approximately $290 million of Series A Preferred Stock from the Investors holding Series A Preferred Stock (the “Series A Repurchase”). The Company will pay to Oaktree a cash price of $8.10 per repurchased share, which amount will be adjusted to equal the volume-weighted average price of the Company’s Common Stock for the fifteen trading days following the announcement of the transactions, subject to a minimum price of $7.875 and a maximum price of $8.50. In addition, the Investors will receive certain dividends and other amounts paid or payable with respect to the shares of Series A Preferred Stock, as set forth in the Transaction Agreement and the Second Amended and Restated Certificate of Designations (defined below) in connection with the Series A Repurchase and the Conversion (defined below).

Further, in accordance with the Transaction Agreement, the Investors have delivered to the Company an irrevocable written consent approving and adopting an amendment and restatement to the current certificate of designations for the Series A Preferred Stock (as so amended and restated, the “Second Amended and Restated Certificate of Designations”), providing that all shares of Series A Preferred Stock not repurchased by the Company will convert into shares of Common Stock (the “Conversion”). Upon the Conversion, each holder of Series A Preferred Stock as of the Conversion will receive one share of Common Stock for each share of Series A Preferred Stock then held, plus certain dividends and other amounts paid or payable with respect to the shares of Series A Preferred Stock, as set forth in the Second Amended and Restated Certificate of Designations.

Pursuant to the Transaction Agreement, the Investors have agreed to limit their existing board designation rights from three to one designee. This number will be reduced to zero at such time as the Investors and their affiliates beneficially own less than 10% of the outstanding shares of voting securities of the Company on an as-converted basis. Further, the Investors and their controlled affiliates are subject to certain limitations on their investor rights, which include, among other things, an agreement (i) not to acquire beneficial ownership of additional shares of the Company’s equity securities if it would result in the Investors, together with their controlled affiliates, beneficially owning more than 15% of the outstanding voting securities of the Company on an as-converted basis, and (ii) to vote any shares held in excess of 18% in the manner voted by holders who beneficially own less than 18% of the Company’s voting securities. These limitations will terminate on the earliest to occur of (i) eighteen months from the date of the Transaction Agreements, (ii) the commencement of an unsolicited tender offer for a majority of the voting securities of the Company, or (iii) any insolvency or bankruptcy of the Company.

The Transaction Agreement restricts the Investors from (i) directly or indirectly transferring or disposing of any of their shares, (ii) entering into certain transactions that transfer or dispose of their economic or other interests in such shares, or (iii) publicly disclosing any intention to do either of the foregoing. The lock-up restrictions will be released with respect to 50% of the shares beneficially owned by the Investors and affiliates on the date that is six months from the earlier to occur of (x) the completion of the Series A Repurchases and (y) 45 days from the execution of the Transaction Agreement (the “Lock-Up Trigger Date”), and with respect to all of the shares beneficially owned by the Investors and its affiliates on the date that is twelve months from the Lock-Up Trigger Date. The lock-up restrictions are subject to exceptions, including transfers made with the prior written consent of the Company and the approval of an independent committee consisting of members of the Company’s board of directors who are disinterested with respect to the Company’s Series A Preferred Stock, and customary exceptions for transfers in connections with tender offers, certain other fundamental transactions, and the grant of proxies in connection with annual or special meetings of the Company. The Transaction Agreement may be terminated upon the occurrence of certain events set forth in the Transaction Agreement.

The foregoing description of the Transaction Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Transaction Agreement, which is filed as Exhibit 10.2 attached to the Company’s Form 8-K, filed on April 14, 2023, and incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 366505105		Page 24 of 28 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover page of this Amendment No. 1 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The summary of the Transaction Agreement set forth under Item 4 of this Amendment No. 1 is incorporated in this Item 6 by reference and Item 6 of the Schedule 13D is hereby amended accordingly.

Item 7. Material to be Filed as Exhibits.

99.1 Transaction Agreement, dated as of April 12, 2023, among Garrett Motion Inc. and the investors named therein, as filed pursuant to the Form 8-K filed by the Company on April 14, 2023, and is incorporated herein by reference.

SCHEDULE 13D
Page 25 of 28 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: April 17, 2023

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM OPPS GTM HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Page 26 of 28 Page

Oaktree FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Page 27 of 28 Page

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

OAKTREE PHOENIX INVESTMENT FUND L.P.

By:	Oaktree Phoenix Investment Fund GP, L.P.
Its:	General Partner

By:	Oaktree Phoenix Investment Fund GP, Ltd.
Its:	General Partner

Page 28 of 28 Page

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

OAKTREE PHOENIX INVESTMENT FUND GP, L.P.

By:	Oaktree Phoenix Investment Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE PHOENIX INVESTMENT FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President